Via Facsimile and U.S. Mail
Mail Stop 4720

November 2, 2009

John C.R. Hele
Executive Vice President, Chief
Financial Officer and Treasurer
Arch Capital Group Ltd.
Wessex House
45 Reid Street
Hamilton HM 12, Bermuda

      Re: **Arch Capital Group Ltd.**
             Form 10-K for the Year Ended December 31, 2008
             Form 10-Q for the Period Ended March 31, 2009
             File No. 001-16209

Dear Mr. Hele:

      We have completed our review of the above referenced filings and have no further comments at this time.

                Sincerely,

                Joel Parker
                Accounting Branch Chief